COUNTRYSIDE
CANADA POWER INC.
www.countrysidepowerfund.com

July 25, 2006

06015534

RECEIVED
2006 JUL 27 P 2:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Mr. Paul Dudek
Chief, Office of International Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

SUPPL

Re: Countryside Power Income Fund, Reference: 82-34969

Dear Sir:

Pursuant to the exemption granted to Countryside Power Income Fund under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following document which is required to be filed promptly with the Securities and Exchange Commission:

1. News Release – Distributions for Q3 2006

Please stamp the enclosed copy of this letter thus indicating receipt of the material and mail it back in the stamped return envelope.

PROCESSED
JUL 31 2006
THOMSON FINANCIAL

Sincerely,

Nicole Archibald
Vice President Finance and Administration
Countryside Canada Ventures Inc.

cc: Allen Rothman
Vice President and General Counsel
Countryside Ventures LLC

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Announces Cash Distributions for the Third Quarter of 2006

(London, Ontario, July 20, 2006) -- Countryside Power Income Fund (TSX: COU.UN) (the "Fund") today announced its monthly cash distributions per unit for the third quarter of 2006 as follows:

Month	Record Date	Distribution Date	Amount
July	July 31, 2006	August 31, 2006	$0.0863
August	August 31, 2006	September 29, 2006	$0.0863
September	September 29, 2006	October 31, 2006	$0.0863

The Fund's policy is for unitholders of record on the last business day of a calendar month to receive distributions on or about the 30th day of the following month. Holders of units who are non-residents of Canada will be required to pay all applicable withholding taxes payable in respect of any distributions by the Fund.

Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California with a combined power generation capacity of 94 megawatts. In addition, the Fund has an indirect investment in 22 renewable power and energy projects located in the United States, which currently have approximately 51 megawatts of electric generation capacity and sold approximately 710,000 MMBtus of boiler fuel in 2005. The Fund's investment in the projects consists of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp.

Further information can be found in disclosure documents filed by the Fund to Canadian securities regulatory authorities, available at www.sedar.com.

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Further information:

Tanis Robinson
Senior Account Executive
BarnesMcInerney Inc.
Tel: 416-367-5000 ext. 252
trobinson@barnesmcinerney.com

Edward M. Campana
Executive Vice President & CFO
Countryside Ventures LLC
Tel: 914-993-5010
info@countrysidepowerfund.com

Nicole Archibald
Vice President, Finance & Administration
Countryside Canada Ventures Inc.
Tel: 519-435-0298
info@countrysidepowerfund.com